Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14C
(Form Type)

Ayala Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$104,185,993.94	(1),(2),(3)	0.00014760	$15,377.85	(4)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$104,185,993.94
Total Fees Due for Filing				$15,377.85
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$15,377.85

Table 2: Fee Offset Claims and Sources

Not Applicable

(1)	Title of each class of securities to which transaction applies: Immunome, Inc. (the “Purchaser”) common stock, par value $0.0001 per share (the “Purchaser Common Stock”).

(2)	Aggregate number of securities to which transaction applies: The number of shares of Purchaser Common Stock to which this transaction applies is 2,175,489 due at the closing of the asset sale (the “Closing”).

(3)	In accordance with Exchange Act Rule 0-11 and solely for the purpose of calculating the filing fee, the proposed maximum aggregate value of the transaction was calculated, as of February 20, 2024, based on the sum of (a) the product of 2,175,489 shares of Purchaser Common Stock due at Closing multiplied by $21.46, representing the average of the high and low prices of the Purchaser Common Stock reported on the Nasdaq Capital Market on February 14, 2024 and (b) $57,500,000 cash consideration (including $37,500,000 in cash due upon the achievement of certain development and commercial milestone events set forth in the Asset Purchase Agreement).

(4)	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00014760.